As filed with the Securities and Exchange Commission on December 31, 2018
Securities Act File No. 333-219360 Investment Company Act File No. 811-22904

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)
☐ ☐ ☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PRE-EFFECTIVE AMENDMENT NO. POST-EFFECTIVE AMENDMENT NO. 3
and
☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	AMENDMENT NO. 12

Evanston Alternative Opportunities Fund
Exact Name of Registrant as Specified in Declaration of Trust
____________________________
1560 Sherman Avenue, Suite 960
Evanston, Illinois 60201
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(847) 328-4961
Registrant’s Telephone Number, including Area Code

Scott Zimmerman
1560 Sherman Avenue, Suite 960
Evanston, Illinois 60201
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service
____________________________

Copies of Communications to:
Michael S. Caccese Clair E. Pagnano K&L Gates LLP 1 Lincoln Street Boston, Massachusetts 02111

____________________________

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-219360) of Evanston Alternative Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION
PART C -- OTHER INFORMATION

ITEM 25. Financial Statements and Exhibits

(1)   Financial Statements:

Included in Part A:

Financial Highlights for period ended March 31, 2018.

Included in Part B:

Schedule of Investments as of March 31, 2018;* Statement of Assets and Liabilities as of March 31, 2018;* Statement of Operations as of March 31, 2018;* Statement of Changes in Net Assets as of March 31, 2018;* Statement of Cash Flows as of March 31, 2018;* Financial Highlights as of March 31, 2018;* and Notes and Report of Independent Registered Public Accounting Firm as of March 31, 2018.*

(2)   Exhibits:
(a)(i) Certificate of Trust dated October 16, 2013.1

(a)(ii) Declaration of Trust, dated October 16, 2013.1

(b) Not applicable.

(c) Not applicable.

(d) Refer to Exhibit (a)(ii).

(e) Dividend Reinvestment Plan, dated February 12, 2014.2

(f) Not applicable.

(g)(i) Investment Management Agreement, dated February 12, 2014.2

(g)(ii) Amendment No. 1 to the Investment Management Agreement, dated January 1, 2019, filed herewith.

(h)(i) Novation of Distribution Agreement with Foreside Fund Services, LLC, dated May 31, 2017.4

(h)(ii) Distribution Agreement with Foreside Fund Services, LLC. 2

(h)(ii) Form of Dealer Agreement.3

(h)(iii) Form of Class A Plan pursuant to Rule 12b-1.3

(h)(iv) Form of Class I Plan pursuant to Rule 12b-1.3

(i) Not applicable.

(j) Custody Agreement with The Bank of New York Mellon.2

(k)(i) Administrative Services Agreement with BNY Mellon Investment Servicing (US) Inc.2
(k)(ii) ClearSky State Filing Services Agreement with BNY Mellon Investment Servicing (US) Inc.2
(k)(iii) Expense Limitation Agreement with Evanston Capital Management, LLC, filed herewith.
(k)(iv) Form of Rule 18f-3 Plan.3
(l) Opinion and Consent of K&L Gates LLP.4
(m) Not applicable.
(n) Consent of Independent Registered Public Accounting Firm. 6
(o) Not applicable.
(p) Letter Agreement with Evanston Capital Management, LLC dated January 27, 2014.2
(q) Not applicable.
(r)(i) Code of Ethics of the Registrant, dated March 9, 2018.5
(r)(ii) Code of Ethics of Evanston Capital Management, LLC, dated March 29, 2018.5
(s) Power of Attorney, dated February 12, 2014.2

*	Incorporated by reference to the Registrant’s Form N-CSR filed with the Securities and Exchange Commission (“SEC”) on June 8, 2018 (Accession No. 0001193125-18-187433).

1.
Incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-191847 and 811-22904) as to the Registrant’s common shares of beneficial interest, filed with the SEC on October 22, 2013 (Accession No. 0000898432-13-001335).

2.	Incorporated herein by reference to Registrant’s pre-effective amendment No. 2 to the registration statement on Form N-2, filed with the SEC on February 18, 2014 (Accession No. 0000898432-14-000252).

3.	Incorporated herein by reference to Registrant’s post-effective amendment No. 2 to the registration statement on Form N-2, filed with the SEC on May 20, 2015 (Accession No. 0000898432-15-000702).

4.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 (File Nos. 333-219360 and 811-22904), filed with the SEC on July 20, 2017 (Accession No. 0000898432-17-000746).

5.	Incorporated herein by reference to Registrant’s post-effective amendment No. 1 to the registration statement on Form N-2, filed with the SEC on June 7, 2018 (Accession No. 0001193125-18-186375).

6.	Incorporated herein by reference to Registrant’s post-effective amendment No. 2 to the registration statement on Form N-2, filed with the SEC on July 24, 2018 (Accession No. 0001193125-18-224452).

ITEM 26.  MARKETING ARRANGEMENTS
Distribution Agreement incorporated herein by reference.
ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
Not applicable.
ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
None.
ITEM 29.  NUMBER OF HOLDERS OF SECURITIES
Set forth below is the number of record holders as of November 30, 2018, of each class of securities of the Registrant:
Title of Class	Number of Record Holders
Class A Common Shares, par value $0.001	3
Class I Common Shares, par value $0.001	110

ITEM 30.  INDEMNIFICATION

The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).
The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.
Further, the Investment Management Agreement, as amended, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Adviser and its personnel under certain circumstances.
Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment Advisory Services” in the Statement of Additional Information; and (ii) the Form ADV of Evanston Capital Management, LLC (the “Adviser”) (File No. 801-61115) filed with the SEC, all of which are incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant’s custodian, The Bank of New York Mellon, or the administrator, BNY Mellon Investment Servicing (US) Inc., with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the Adviser. Offices of the Adviser are located at 1560 Sherman Avenue, Suite 960, Evanston, Illinois 60201 and the Adviser’s telephone number is (847) 328-4961. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser.

ITEM 33.  MANAGEMENT SERVICES

Not applicable.

ITEM 34.  UNDERTAKINGS

1.    Not applicable.

2.    Not applicable.

3.    Not applicable.

4.    The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d) That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.    Not applicable.
6.    The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Evanston, and State of Illinois, on the 31st day of December, 2018.
EVANSTON ALTERNATIVE OPPORTUNITIES FUND

/s/ Kenneth A. Meister
Kenneth A. Meister
Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Kenneth A. Meister
Kenneth A. Meister	Trustee, President and	December 31, 2018
Principal Executive Officer

/s/ Ryan Cahill
Ryan Cahill	Treasurer and	December 31, 2018
Principal Financial Officer

/s/ Robert Moyer*
Robert Moyer	Trustee	December 31, 2018

/s/ Ingrid Stafford*
Ingrid Stafford	Trustee	December 31, 2018

* By   /s/ Scott Zimmerman
Scott Zimmerman
(As Attorney-in-Fact)

EXHIBIT INDEX
(g)(ii)  Amendment No. 1 to the Investment Management Agreement, dated January 1, 2019.
(k)(iii)  Expense Limitation Agreement with Evanston Capital Management, LLC.